UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Norwegian Cruise Line Holdings Ltd. – File No. 001-35784

NCL Corporation Ltd. – File No. 333-128780

CF# 37290

Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on February 27, 2019.

Based on representations by Norwegian Cruise Line Holdings Ltd. and NCL Corporation Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25	through January 2, 2024
Exhibit 10.44	through February 27, 2029
Exhibit 10.45	through February 27, 2029
Exhibit 10.46	through February 27, 2029
Exhibit 10.47	through February 27, 2029
Exhibit 10.48	through February 27, 2029
Exhibit 10.49	through February 27, 2029
Exhibit 10.50	through February 27, 2029
Exhibit 10.51	through February 27, 2029
Exhibit 10.52	through January 10, 2022
Exhibit 10.53	through February 27, 2029
Exhibit 10.54	through February 27, 2029

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary